Ballard Power Systems

News Release

Ballard Reports 2008 Financial Results

For Immediate Release – March 3, 2009

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its financial results for the fourth quarter and full-year ended December 31, 2008 today. All amounts are in U.S. dollars, unless otherwise stated.

“Ballard had a strong fourth quarter and solid financial results for the full year,” said John Sheridan, President and CEO. “We grew revenues 17% on a pro forma basis, reduced operating cash consumption by 23% and ended the year with $85.4 million in cash reserves. As a result, we believe we are well positioned to execute our growth plan, although the challenges are heightened by the macro-economic conditions.”

FOURTH QUARTER 2008 HIGHLIGHTS

•	Shipments were 802 fuel cell products, representing growth of 140% from the same quarter in 2007.

•	Revenue was $18.9 million, a decrease of 6% from the prior year’s quarter. On a pro forma basis adjusting for automotive engineering development, revenue increased 61%.

•	Operating cash consumption[1] was $8.5 million, a 31% decline from Q4 2007.

•	A high volume supply agreement with ACME was announced on October 21, 2008, with units to be deployed primarily for telecom backup power applications in India, subject to product acceptance in Q4.

•	The Notice to Proceed was received for delivery of 20 fuel cell buses for B.C. Transit’s 2010 Olympic fuel cell bus fleet.

•	A non-dilutive financing transaction with Superior Plus Income Fund closed on December 31, 2008 with net proceeds of $34 million.

FULL YEAR 2008 HIGHLIGHTS

•	Shipments were 1,855 fuel cell products, exceeding guidance.

•	Revenue met revised guidance at $59.6 million, a decrease of 9% from 2007. On a pro forma basis, revenue grew 17% over the prior year.

•	Operating cash consumption[1] met guidance at $29.3 million, down 23% from 2007.

•	Operating expenses, excluding depreciation and amortization, declined $29.3 million, to $57.2 million.

•	Net income was $34.1 million, or $0.40 per share.

•	Normalized net loss[1] was $60.0 million or ($0.71) per share, representing a $7.7 million increase from 2007 driven by decreases in foreign exchange gains and investment income, totaling $18.6 million.

•	Cash reserves of $85.4 million.

	Three months ended Dec. 31,			Full year ended Dec. 31,
	2008	2007	% Change	2008	2007	% Change
Total Product Shipments	802	334	140%	1,855	1,035	79%

Key Markets:
Material Handling	254	81	214%	508	204	149%
Backup Power	357	101	252%	720	200	260%
Res. Cogeneration	96	111	-14%	403	445	-9%

FULL YEAR 2008 FINANCIAL RESULTS

In 2008, revenues were $59.6 million, representing a 9% decline from $65.5 million in 2007 and meeting the revised guidance range of $58 to $64 million. However, adjusting for light-duty automotive engineering development revenue of $1.6 million in 2008 and $15.8 million in 2007, which relates to the business sold to AFCC, pro forma revenues increased $8.2 million, or 17%, compared to 2007.

Product and service revenues totaled $52.7 million, an increase of $9.4 million, or 22% compared with 2007. An $8.8 million increase in product revenues to $38.2 million was driven by higher shipments of bus, material handling, light-duty automotive and backup power fuel cell products, partially offset by lower shipments of residential cogeneration and material products. The decline in residential cogeneration product sales was expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell membrane electrode assemblies instead of fuel cell stacks, as the fuel cell stacks are now assembled in Japan by Ballard’s joint venture, EBARA BALLARD. The decline in carbon fiber products was due to the effects of a labor strike that affected a key customer in the first half of 2008 and the unprecedented weakness in the U.S. automotive industry. Service revenues increased $0.5 million due to new testing and engineering services provided to AFCC, partially offset by a decline in field service for fuel cell buses. Engineering development revenue totaled $6.9 million, a decline of $15.3 million from 2007 primarily due to the elimination of automotive fuel cell program work subsequent to the closing of the automotive transaction on January 31, 2008.

Lower gross margins were driven by larger reductions in warranty provisions for 2007 compared to 2008, more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, declines in field service revenues for fuel cell buses, declines in service revenue and higher program expenditures on Power Generation non-recurring engineering government contracts, and lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer and the slow down in the U.S. automotive industry. These declines were only partially offset by increased margins as a result of new testing and engineering services provided to AFCC and the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus project.

Operating expenses declined $29.3 million, primarily due to lower research and development expenses on automotive fuel cell programs as a result of the automotive transaction.
Net income increased to $34.1 million, or $0.40 per share, compared to a net loss of $57.3 million, or ($0.50) per share, in 2007. Net income for 2008 included a gain on sale of assets of $96.8 million resulting from the automotive transaction, partially offset by the write-down of a non-core investment of $3.0 million.

Normalized net loss1 increased to $60.0 million, or ($0.71) per share, representing a $7.7 million increase compared with $52.2 million or ($0.46) per share in 2007. This increase in normalized net loss is primarily a result of non-operating items, including decreases in foreign exchange gains of $12.4 million and decreases in investment income of $6.2 million. Decreases in product and service gross margins and engineering development revenues were more than offset by decreases in operating expenses and depreciation and amortization.

Operating cash consumption1 for 2008 decreased 23% to $29.3 million, compared to $38.2 million for 2007, meeting our guidance range of $20 million to $30 million. This $8.9 million improvement was driven primarily by lower working capital requirements, lower operating expenses and lower capital expenditures partially offset by lower foreign exchange gains of $12.4 million, a decline in investment income of $6.2 million and lower product and service gross margins and engineering development revenues.

For a more detailed discussion of Ballard Power Systems’ fourth quarter and full-year 2008 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Selected Consolidated Financial Information: Fourth Quarter & Full Year 2008
Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months ended
	December 31,		Year ended December 31,
	2008	2007	2008	2007
Revenues:
Product and service revenue	$18,605	$10,591	$52,726	$43,352
Engineering development revenue	296	9,474	6,854	22,180

Total revenues	18,901	20,065	59,580	65,532
Cost of revenues and expenses:
Cost of product and service revenues	16,887	6,430	47,401	25,052
Research and product development	7,957	15,467	37,172	58,478
General and administrative	2,506	8,379	12,615	19,068
Marketing and business development	1,877	2,588	7,461	8,981
Depreciation and amortization	1,556	4,595	6,034	15,732

Total cost of revenues and expenses	30,783	37,459	110,683	127,311

Loss before undernoted	(11,882)	(17,394)	(51,103)	(61,779)
Investment and other income (loss)	(2,410)	2,628	186	16,933
Loss on disposal & write-down of long-lived assets	(2,794)	—	(2,812)	(4,583)
Gain on sales of assets	—	—	96,845	—
Equity in loss of associated companies	(942)	(1,125)	(8,649)	(7,433)

Income (loss) from continuing operations before income taxes	(18,028)	(15,891)	34,095	(56,862)
Income taxes	—	—	16	(53)

Income (loss) from continuing operations for period	(18,028)	(15,891)	34,079	(56,809)
Loss from discontinued operations for period	—	—	—	(493)
Net income (loss) for period	$(18,028)	$(15,891)	$34,079	$(57,302)

Basic earnings (loss) per share	$(0.22)	$(0.14)	$0.40	$(0.50)
Diluted earnings (loss) per share	$(0.22)	$(0.14)	$0.40	$(0.50)

Weighted average number of common shares outstanding-basic	82,116,349	114,742,491	84,922,364	114,575,473

Cash used by operations	$(7,536)	$(9,795)	$(26,209)	$(31,850)
Capital expenditures	(994)	(2,583)	(3,085)	(6,379)

Operating cash consumption (End note 1)	$(8,530)	$(12,378)	$(29,294)	$(38,229)

			December 31, 2008	December 31, 2007

Total cash, cash equivalents and short term investments			$85,399	$145,574

Conference Call
Ballard will hold a conference call to discuss its 2008 financial results on Wednesday, March 4, 2009 at 8:00 a.m. PST (11:00 a.m. EST). The live call can be accessed by calling +1-604-638-5340. The live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, an audio recording will be available for approximately 24 hours and can be accessed at +1-604-638-9010 using confirmation number 6325#. The audio webcast with slides will also be archived in the Investor Events & Conference Calls section of Ballard’s website for approximately 90 days.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements, including estimated future revenue and operating cash consumption contained in our outlook, which are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Endnote:
1 Operating cash consumption and normalized net loss are non-GAAP measures used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for net additions to property, plant and equipment. Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com.